Luminar Technologies, Inc.

2603 Discovery Drive, Suite 100

Orlando, Florida 32826

February 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin M. Purnell, Esq.

Re: Luminar Technologies, Inc.

Registration Statement on Form S-1

File No. 333-251657

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Luminar Technologies, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the same will become effective on February 1, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company hereby authorizes Daniel Kim of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Daniel Kim of Orrick, Herrington & Sutcliffe LLP at (310) 633-2803.

If you have any questions regarding this request, please contact Daniel Kim of Orrick, Herrington & Sutcliffe LLP at (310) 633-2803.

Very truly yours,

LUMINAR TECHNOLOGIES, INC.

By:	/s/ Thomas J. Fennimore
Name:	Thomas J. Fennimore
Title:	Chief Financial Officer

cc:	Austin Russell, Luminar Technologies, Inc. Daniel S. Kim, Orrick, Herrington & Sutcliffe LLP